

Baird Industrial Conference

November 2010

Franklin Electric

Topics:

- YTD financial summary
- Market focus and position
- Growth initiatives

Financial Performance Summary

	9 mos. YTD 2010	% +(-) Prior	
Sales	$539 M	+ 12%	(+ 11% organic)
Operating Income[1]	$59.3 M	+ 49%	
EPS[1]	$1.55	+ 64%	
Gross Profit Margin	32.3%	+ 270 BPS	
LTM Return on Invested Capital[2]	16.1%	+ 620 BPS	
Net Debt/Equity	7.4%	- 1350 BPS	



[1] Before restructuring charge and legal settlement
[2] Operating income before restructuring, legal settlement / (equity + net debt)



Strategic Objective

To be the world's leading supplier to two global distribution channels:

	Addressable Market:	Sales LTM 9/30/10:
• Groundwater and adjacent pumping systems	$5.2 B	$563 M
• Fueling systems	$1.0 B	$119 M

Global Market Leadership

Major Product Categories

	Franklin Market Share Rank
Water Systems	
Groundwater Pumping	#1 (Global)
Residential Wastewater Pumping	#2 (North & South America)
Fueling Systems	
Fuel Transfer Systems (Pumping & Containment)	#1 (Global)
Fuel & Vapor Management Systems	#2 (Global)



FRANKLIN ELECTRIC WATER SYSTEMS

Water Systems Growth

Product Line Extensions and Geographic Expansion


Submersible
Water Well
Motor
Circa -1950

Franklin Submersible Motor
1950s



Motors, Controls and Drives
1990s



Motors, Pumps, Drives and Controls
2004



Adjacent Pumping Systems
2006

→ Developing Regions

→ Pump share growth in US/Canada

→ Packaged systems




Driltech

Growth in Developing Regions

Global Water Supply


Freshwater
2.5%
(35,000,000 km3)
Saltwater
97.5%
(1,365,000,000 km3)
0.3% Lakes and river storage
30.8% Groundwater, including soil moisture, swamp water and permafrost
68.9% Glaciers and permanent snow cover

Source: Igor A. Shiklomanov, State Hydrological Institute (SHI, St. Petersburg) and United Nations Educational, Scientific and Cultural Organization (UNESCO, Paris), 1999.

Growth in Developing Regions

Water Withdrawals by Region[1]

	km^3/year
US/Canada	700
Western Europe	400
Latin America	350
Eastern Europe[2]	200
Mideast/Africa	400
Asia Pacific	2,100
Total	4,150

74% in Developing Regions



[1] Source UNESCO and management estimates
[2] Russia, Ukraine, Belarus

Growth in Developing Regions

Water Withdrawals by Region[1]

	km^3/year	Growth Trend	% Withdrawals for Agriculture Use
US/Canada	700	Flat	40%
Western Europe	400	Flat	20%
Latin America	350	Growing	90%
Eastern Europe[2]	200	Growing	70%
Mideast/Africa	400	Growing	80%
Asia Pacific	2,100	Growing	90%
Total	4,150		



[1] Source UNESCO and management estimates
[2] Russia, Ukraine, Belarus

FRANKLIN ELECTRIC WATER SYSTEMS

Sales in Developing Regions[1]


10% Share of Addressable Market
$228M[2]
Total Growth $180M
$204M
$188M
$135M
$94M
$77M
$55M
$48M
Acquisition Growth $64M
Organic Growth $116M
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2003
2004
2005
2006
2007
2008
2009
2010
16%
% of Total Franklin Water Sales
40%

[1] Latin America, Asia/Pacific, Mideast, Africa, Eastern Europe
[2] 9 months 2010 annualized



Manufacturing in Low Cost Regions

% of Total Water Systems Manufacturing Man-hours


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
13%
20%
31%
35%
42%
52%
60%
65%
2003
2004
2005
2006
2007
2008
2009
2010[1]

[1] 2010 is an estimated full year projection

New Manufacturing in Low Cost Regions

Linares, Mexico



300,000 sq. ft.

Brno, Czech Republic


Franklin Electric

80,000 sq. ft.

Suzhou, China



60,000 sq. ft.



Manufacturing in Low Cost Regions



Linares, Mexico Manufacturing Complex



“Best Manufacturing Plant in Mexico”

- Business Directive Initiatives Platinum Quality Award

“Best Manufacturing Plant in Mexico”

- Best Places to Work Institute

“Finalist”

- Industry Week Magazine Best Plants in North America


Driltech

Pump Share Growth in US/Canada

Objective:

Expand share of $1.2 B addressable market in the US/Canada

Strategy:

Use strong motor customer relationships to expand pump sales

Focus on the needs of the installing contractor:

- Product reliability
- Training and technical support

Pump Share Growth in US/Canada

% Franklin Share - Residential Groundwater Pumps[1]
(4" Submersibles + Jets)
(Year of market entry to most recent quarter)


25-30%
30%
25%
20%
15%
10%
5%
0%
5-6%
2005
Q3 2010
Organic Share Growth

[1] Management estimates based on Trade Association data.



Pump Share Growth in US/Canada

% Franklin Share - Residential Wastewater Pumps[1]
(Sump, Sewage, Effluent, Utility ≤ 2 hp)
(Year of market entry to most recent quarter)


30%
25%
20%
15%
10%
5%
0%
20-25%
13-14%
Organic
Share
Growth
2006
Q3 2010

[1] Management estimates based on Trade Association data.

Extend Product Lines to Include More Packaged Systems

Franklin Motor

\+

Brand "X" Pump

\+

Brand "Y" Drive & Control

→ **Installation**



Extend Product Lines to Include More Packaged Systems

Franklin Prepackaged Motor, Pump, Drive & Control → **Installation**

Contractor benefit:

- Simplified installation
- Performance guarantee

Franklin benefit:

- More revenue per installation



Motor only
$100-200/unit



Motor & pump
$200-300/unit


SubDrive
CONSTANT PRESSURE PUMP SYSTEM

Motor, pump, electric drive, ancillary equipment
$500-800/unit



Extend Product Lines to Include More Packaged Systems

Coal Seam Natural Gas:


METHANE TO PIPELINE
WATER
CEMENT
METAL (PIPE) CASING
Metal pipe with cement on outside isolates uphole formations from coal seam.
Perforations are made through the casing and cement, into the coal, so gas and water can flow into the well.
COAL SEAM
WATER PUMP
Water
Methane released from coal.



Extend Product Lines to Include More Packaged Systems

Coal Seam Natural Gas – Current Systems:

Nodding Donkey

($100,000 to $150,000 per well)



Oil Field Pump System

($50,000 to $70,000 per well)




Driltech

Extend Product Lines to Include More Packaged Systems

Coal Seam Natural Gas – Franklin System:

(up to 1000 meters depth)

- Pump
- Motor
- Drive
- Telemetry
- Discharge head
- Ancillary equipment

≈ $30,000/well



Extend Product Lines to Include More Packaged Systems

Solar Groundwater Pumping Systems:

- Franklin system:

  Pump
  Motor
  Inverter/Drive

  Annual Market Potential:
  ≈ $25-35 M per year

- Franklin value proposition:
  - Deliver maximum water per unit of sunlight (efficiency)
  - Reliability
  - Ease of installation



Product Line Extensions and Geographic Expansion



Franklin Submersible Motor
1960s



FE Petro Turbine Pump
1980s


MagVFC
FE PETROL

FE Petro Turbine and Drive
1990s



Adjacent Products
2000s

International Expansion:

- Growing motor vehicle population
- Installation of new technologies


PAY FIRST
UNLEADED

Annual Sales of Cars & Light Trucks

	2000	FCST 2010	
North America	20 M	14 M	
China, India & Latin America	3 M	15 M	→ Up 500%

Installation of New Technologies in International Markets

	US (175,000 stations)	Rest of World (500,000 stations)
Stations with pressure pumping technology	97%	23%
Stations with vapor recovery systems	60-80% (on board)	17%
Stations with fuel management systems	75%	36%



International Sales Growth


$100
$80
$60
$40
$20
$0
$70 M
PetroTechnik
$35 M
$17 M
2005
2010
Proforma for Petrotechnik acquisition

% of Franklin Fueling Sales:	22%	45%





FRANKLIN ELECTRIC

2010

- Double-digit organic sales growth
- Superior return on invested capital
- Strong balance sheet
- Robust global growth opportunities

Franklin Electric



Appendix

Franklin Electric

2010 Forecasted Sales by End Market


Fueling Systems 19%
Residential Water Systems 39%
Wastewater Systems 16%
Irrigation & Industrial Water Systems 26%

FRANKLIN ELECTRIC

2010 Forecasted Sales by Product Type


Fueling Equipment
19%
Groundwater Pumping Equipment
47%
"Adjacent" Pumping Equipment
34%



2010 Forecasted Sales by Geographic Region


Water
US/Canada
51%
Europe
13%
Latin America/
Brazil
16%
Africa/
MidEast
12%
Asia/
Pacific
8%


Fueling
US/Canada
64%
Asia/
Pacific
17%
Europe
8%
Latin America/
Brazil
6%
Africa/
MidEast
5%



Outlook

4th Qtr. 2010 versus 4th Qtr. 2009 (assuming current exchange rates)

- Consolidated sales up 15-20%
- Consolidated EPS will be flat to up modestly
  - Water:
    Sales up 6-8% and operating income down 5-10%
  - Fueling:
    Sales up 50-60% and operating income up 30-35% (including impact of Petrotechnik acquisition)